VF 4-4-02

02022517

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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L AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 0 2 2002 WASH, D.C. 354 SECTION

SEC FILE NUMBER
8- 40034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~10-00281~~
Slusser Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Mr. Peter Slusser, 153 East 53rd Street, Suite 5100
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter Slusser 212-355-5233
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber & Nasberg, LLP
(Name — *if individual, state last, first, middle name*)

150 East 58th Street	New York	New York	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-4-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, W. Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Peter Slusser
Signature

President
Title

Anne Marie Begley-Pierno
Notary Public

ANNE MARIE BEGLEY-PIERNO
Notary Public, State of New York
No. 01BE4871650
Qualified in Queens County
Commission Expires 3/23/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davis, Graber & Nasberg, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 22nd Floor • New York, NY 10155
Tel: (212) 371-9077 • Fax: (212) 758-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Slusser Associates, Inc.

We have audited the accompanying statement of financial condition of Slusser Associates, Inc. as of December 31, 2001 and the related statements of net loss and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slusser Associates Inc. at December 31, 2001 and the results of its net loss and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Davis, Graber & Nasberg, LLP

January 24, 2002

Slusser Associates Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	22,943
U.S. Treasury bills, at market		298,353
Marketable equity securities-at fair market value		157,688
Advances to affiliate		112,285
Accrued advisory fees receivable		20,800
Accrued interest receivable		1,190
Computers, net of accumulated depreciation of $3,588		8,610
	$	621,869

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	11,746
Loan payable stockholder, non interest bearing		50,000
Deferred taxes payable		4,000
Income taxes payable		325
Total liabilities		66,071
Commitments (Notes 2 and 3)		
Stockholder's equity:		
Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		159,900
Retained earnings		395,798
Total stockholder's equity		555,798
	$	621,869

See accompanying notes to financial statements.